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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Noble International, Ltd.

(Name of Issuer)

Common Stock, $.00067 per share

(Title of Class of Securities)

655053106

(CUSIP Number)

with a copy to:
ArcelorMittal S.A. 19, avenue de la Liberté L-2930 Luxembourg Grand Duchy of Luxembourg +352 4792 2414 Attn: Henk Scheffer	DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020 (212) 335-4517 Attn: Marjorie Sybul Adams, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 of 6 Pages

CUSIP No. 655053106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS: ArcelorMittal S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☒
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (see instructions): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: 16,663,651
8. SHARED VOTING POWER: None
9. SOLE DISPOSITIVE POWER: 16,663,651
10. SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 16,663,651
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions):	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 58.5
14.	TYPE OF REPORTING PERSON (see instructions): CO

CUSIP No. 655053106	13D	Page 3 of 6 Pages

This Amendment No. 6 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed jointly on March 26, 2007 by Arcelor S.A., a Luxembourg corporation, and Mittal Steel Company N.V., a Netherlands corporation, with respect to shares of common stock, $0.00067 par value per share (“Common Stock”), of Noble International, Ltd. (the “Company”) and amended on August 31, 2007, March 4, 2008, March 21, 2008, April 7, 2008 and February 13, 2009. Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 2.	Identity and Background

ArcelorMittal S.A., the Luxembourg corporation formerly named Arcelor S.A. (“ArcelorMittal” or the “Reporting Person”), is filing this Amendment No. 6 to the Schedule 13D.

Item 4.	Purpose of Transaction

As previously reported, the transactions pursuant to which the Reporting Person acquired securities of the Company beginning in 2007 were in furtherance of a strategic business combination whereby ArcelorMittal combined its European laser-welded blanks operations with the business of the Company in exchange for consideration including cash, certain promissory notes, the assumption of certain financial obligations and shares of Common Stock. Subsequently, on April 15, 2009, the Company commenced a voluntary case of reorganization under chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Eastern District of Michigan (the “Bankruptcy Court”). In furtherance of its restructuring, the Company sought a buyer for its European business, consisting of the shares of Noble European Holdings B.V., a private limited liability company organized under the laws of the Netherlands (“Noble BV”), together with the direct and indirect holdings and assets of Noble BV (the “Acquired Assets”).

On May 8, 2009, ArcelorMittal and the Company entered into a Purchase Agreement (the “Purchase Agreement”) pursuant to which ArcelorMittal has agreed to acquire the Acquired Assets, subject to the terms and conditions of the Purchase Agreement, in a sale pursuant to Section 363 of the Bankruptcy Code.

The Acquired Assets include (a) 100% of the outstanding equity interest in each of TB Holding B.V., Noble International Europe BVBA, Noble International Birmingham Limited, Noble International Bremen GmbH, Noble International Genk BVBA, Noble International Gent BVBA, Noble International T.B. Zaragoza SL, Noble International Senica S.R.O., Noble International France SAS and Noble Metal Processing Australia, Pty, Ltd., (b) nearly 100% of the outstanding equity interest in Noble International Lorraine SAS, (c) a 50% equity interest in Arcelor Neel Tailored Blank Pte. Ltd., and (d) a 25% equity interest in Shanghai Baosteel & Arcelor Tailor Metal Co., Ltd. The Acquired Assets also include a 49% equity interest held by Noble BV in Noble Summit Metal Processing de Mexico, S. de R.L. de C.V. (the “Mexican Joint Venture”). A further 49% interest in the Mexican Joint Venture is currently held by Sumitomo Corporation and its affiliates (“Sumitomo”), while the remaining 2% interest in the Mexican Joint Venture is held by a subsidiary of the Company (the “2% Owner”). As a condition to the closing of the transactions contemplated by the Purchase Agreement, (a) Sumitomo and the 2% Owner shall have acknowledged that ArcelorMittal’s continued ownership of a minority interest in a Mexican joint venture with Gestamp Automoción does not violate the agreement governing the Mexican Joint Venture and (b) the 2% Owner shall have agreed to exercise all governance rights with respect to the Mexican Joint Venture as requested by Noble BV or its successor.

The Acquired Assets do not include the 49% equity interest held by Noble BV in Sumisho Noble (Thailand) Co., Ltd. and certain related contract rights (collectively, the “Excluded Assets”). The Company has agreed to use its commercially reasonable efforts to cause Noble BV to sell the Excluded Assets to Sumitomo, holder of the remaining 51% equity interest in the Thai joint venture, and as partial consideration for the transactions under the Purchase Agreement, the Company will be entitled to receive from Noble BV and to retain all consideration from such sale. Consummation of the sale of the Excluded Assets to Sumitomo is a condition to the parties’ obligations to consummate the sale of the Acquired Assets to ArcelorMittal.

CUSIP No. 655053106	13D	Page 4 of 6 Pages

As additional consideration for the Acquired Assets, ArcelorMittal (a) will accept the Acquired Assets subject to the liabilities of Noble BV and its subsidiaries on the closing date, including the debt of Noble BV to BNP Paribas under that certain Facilities Agreement dated August 31, 2007 (the “BNP Debt”), but excluding obligations to the Company and its affiliates that are subject to the Mutual Release described below, and (b) will deliver $2,100,000 to the Company by wire transfer or other immediately available funds. Under the Purchase Agreement, the Company represents the liabilities of Noble BV and its subsidiaries for borrowed money at March 31, 2009 (including the BNP Debt) to be €80.25 million.

At the closing, each of the Company and ArcelorMittal will execute and deliver a mutual general release (the “Mutual Release”) of all claims that such party and its affiliates may have against the other party except for claims (a) under the Purchase Agreement, (b) relating to the delivery of goods and performance of services in the ordinary course of business, or (c) arising after the date of the Mutual Release. In addition, ArcelorMittal and its affiliates will not release claims against the Company with respect to (i) subordinated debt owed to ArcelorMittal and its affiliate by the Company in the original principal amount of $65 million or (ii) amounts owed to Noble BV by the Company with respect to a certain forward foreign exchange transaction.

The Company and ArcelorMittal have made limited representations, warranties and covenants in the Purchase Agreement. The consummation of the acquisition is subject to, among other conditions: (a) the Company’s filing with the Bankruptcy Court of motions for approval of (i) the bidding procedures to be followed in connection with the purchase of the Acquired Assets (the “Bidding Procedures”) and (ii) the sale of the Acquired Assets pursuant to the terms of the Purchase Agreement, subject to higher and better offers at the auction, if any, for the Acquired Assets as contemplated in the Bidding Procedures (the “Auction”); (b) the issuance by the Bankruptcy Court not later than May 29, 2009, of a final, non-appealable order naming ArcelorMittal as the winning bidder at the Auction, if applicable, and approving consummation of the transactions contemplated by the Purchase Agreement; (c) the consummation of the Excluded Assets sale to Sumitomo; (d) the receipt of the acknowledgments of Sumitomo and the 2% Owner with respect to the Mexican Joint Venture; (e) ArcelorMittal’s receipt of a waiver from Houlihan, Lokey, Howard & Zukin of any claim for transaction fees; (f) the liabilities for borrowed money of Noble BV and its subsidiaries as of the closing date not exceeding €80.24 million; (g) the obtaining of required regulatory approvals, including competition law approval from the European Commission; and (h) the execution and delivery by the Company and ArcelorMittal of customary certificates certifying that the conditions regarding representations, warranties and covenants contained in the Purchase Agreement have been satisfied.

The Purchase Agreement may be terminated by either party under certain circumstances, including if ArcelorMittal is not the winning bidder in the Auction. If the Purchase Agreement is terminated due to the Company’s acceptance of a competing bid in the Auction, the Company would be required to pay to ArcelorMittal a break-up fee equal to $4,000,000. If the Purchase Agreement is terminated for any reason other than ArcelorMittal’s uncured material breach, then each of (a) the Intellectual Property License dated August 31, 2007 between an ArcelorMittal affiliate and Noble BV and (b) the non-competition covenant contained in Section 7.8 of the Share Purchase Agreement dated as of March 15, 2007 between ArcelorMittal and the Company shall be prospectively terminated, without affecting any pre-existing claims of breach thereunder.

The foregoing description of the Purchase Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto as Exhibit 13 and is incorporated by reference herein.

Except as previously described in this Item 4, as amended to date, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

CUSIP No. 655053106	13D	Page 5 of 6 Pages

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 7.	Material to be Filed as Exhibits

Exhibit 13	Purchase Agreement, dated May 8, 2009, by and between Noble International, Ltd. and ArcelorMittal S.A.

CUSIP No. 655053106	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: May 11, 2009

ArcelorMittal S.A.

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary